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                                  EXHIBIT 4.4


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                                       SUMMARY
                                          OF
                         ECHOSTAR COMMUNICATIONS CORPORATION
                                1997 LAUNCH BONUS PLAN


     In recognition of the dedication and hard work of employees of EchoStar Communications Corporation (the "Corporation") and its subsidiaries in anticipation of the launch of EchoStar III, the Board of Directors of the Corporation shall award to each employee who, as of the date EchoStar III is launched, has been employed continuously by the Corporation or any of its subsidiaries for the ninety (90) days prior to launch, ten (10) shares of the Corporation's Class A Common Stock, $0.01 par value per share. The award is a special one-time grant.